                                        Supplement Filed Pursuant to Rule 424(c)
                                        Registration No. 333-79329

                             [LOGO GRAPHIC OMITTED]
                                 KELLY SERVICES

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                   Prospectus

                              Kelly Services, Inc.

                           Shareholder Investment Plan

Kelly Services is pleased to offer you the opportunity to participate in its Shareholder Investment Plan (the "Plan"). The Plan is designed to provide you with a convenient method to purchase shares of Kelly Services Class A Common Stock and to reinvest cash dividends in the purchase of additional shares. Mellon Investor Services is the transfer agent for Kelly Services. Mellon Bank N.A., ("Mellon"), the service provider for Mellon Investor Services is the Plan Administrator (the "Administrator").

This Prospectus relates to 1,000,000 shares of Class A Common Stock (par value $1.00 per share) to be offered for purchase under the Plan. Shares of Class A Common Stock are non-voting.

Shares of Class A Common Stock purchased under the Plan will be, at the option of Kelly Services, newly issued shares, shares held in the treasury of Kelly Services, or shares purchased in the open market by the Plan Administrator.

This Prospectus contains a summary of the material provisions of the Plan and should be retained for future reference.

Kelly Services Class A Common Stock is traded on the Nasdaq Stock Market under the symbol KELYA. The average of the high and low prices of the Class A Common Stock as reported on the Nasdaq Stock Market on June 11, 1999 was $28 11/32 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        _________________________________

                  The date of this Prospectus is June 15, 1999.

Information About Kelly Services

For more information about the Plan, call the Plan's toll free number, (866) 249-2607 or see our website at www.kellyservices.com.

Kelly Services is one of the largest global suppliers of staffing services. Kelly and its subsidiaries provide staffing services to a diversified group of customers through offices located in major cities of the United States, Australia, Belgium, Canada, Denmark, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Philippines, Puerto Rico, Russia, Singapore, Spain, Sweden, Switzerland, Thailand and the United Kingdom. Kelly serves a wide cross-section of customers from industry, commerce, the professions, government, and individuals. During recent years approximately 190,000 customers, including the largest corporations in the world, use Kelly's services.

Kelly Services divides its operations into three segments: (1) U. S. Commercial Staffing; (2) Professional, Technical and Staffing Alternatives ("PTSA"); and
(3) International. U. S. Commercial Staffing includes primarily office clerical, marketing and semi-skilled light industrial services. PTSA lines of business include: engineering, information technology, scientific, law, accounting and finance, professional employment organization, and management services. Staff leasing services are provided under the name of Kelly Staff Leasing, Inc., a wholly-owned subsidiary of Kelly Services. Home care services to those who need help with their daily living needs and personal care are furnished under the name of Kelly Home Care, which is a wholly-owned subsidiary of Kelly Services.

Kelly Services is organized as a Delaware corporation with its principal executive offices located at 999 West Big Beaver Road, Troy, Michigan 48084. Our telephone number is (248) 362-4444.

Key Features of the Plan:

Enrollment: If you currently own Kelly Services Class A Common Stock registered in your name, you may participate in the Plan by completing and returning an enrollment form. If you own Kelly Services stock, but your shares are currently held by a bank or broker in their name (i.e., "street name"), first you will need to register the shares in your name and then complete an authorization form.

If you currently do not own any shares of Kelly Services Class A Common Stock, you can participate by making your initial investment of at least $250. Alternatively, you may authorize the automatic monthly investment feature and initiate your investment with only $50 and a commitment for at least five sequential purchases.

Additional Investments: Once you have enrolled, you may make additional investments in any amount from $25.00 to $100,000.00 per year by check or money order, or through automatic monthly deductions from a qualified bank account.

Dividend Reinvestments: You may reinvest all, some or none of your cash dividends in additional shares of Kelly Services Class A Common Stock. You may change your reinvestment election at any time.

Safekeeping of Shares: All shares of Kelly Services Class A Common Stock purchased through the Plan will be held by the Plan Administrator in book-entry form in your account. If you hold Kelly Services Class A Common Stock certificates outside of the Plan, you may deposit those certificates for safekeeping with the Plan Administrator and those shares will be reflected in your Plan account.

Sale of Shares: The Plan provides you with the ability to sell all or any portion of Kelly Services Class A Common Stock held in the Plan in book-entry form. You may also request to receive a certificate for these shares and sell the shares outside the Plan.

Fees: There are certain enrollment, investment, brokerage and sales fees associated with the Plan.

More Information: For more information about the Plan, call the Plan's toll free number, (866) 249-2607 or see our website at www.kellyservices.com.

Information About the Plan

ELIGIBILITY AND ENROLLMENT

1. How does a Kelly Services shareholder enroll in the Plan?

If you are already a Kelly Services shareholder of record (i.e., if you own shares that are registered in your name, not your broker's), you may enroll in the Plan simply by completing and returning an Authorization Form.

2. I already own shares, but they are held by my bank or broker and registered in "street name". How can I participate?

If you currently own shares of Kelly Services stock that are held on your behalf by a bank or broker (i.e., "street name"), you will need to arrange with your bank or broker to have at least one share registered directly in your name in order to be eligible to participate. Once the shares are registered in your name, you can complete an Authorization Form. Alternatively, you may enroll in the Plan in the same manner as someone who is not currently a shareholder.

3. I'm not currently a shareholder. May I participate in the Plan?

You can make an initial cash investment in the Plan for as little as $250 but not more than $100,000. Your initial investment can be made:

     Via  on-line enrollment by:

..    Authorizing one deduction (minimum of $250) from your bank account;

..    Authorizing a minimum of five monthly $50 automatic deductions from your bank account; or

..    Opening your account on-line and sending your initial investment of $250 or more.

     Using the Enrollment Form and:

..    Making one payment (minimum of $250) by check or money order payable to
     Kelly Services, Inc./Mellon Bank or by authorizing a deduction from your bank account; or

..    By authorizing a minimum of five monthly $50 automatic deductions from your bank account.

4. Are there fees associated with enrollment?

Participation in the Plan is subject to the following fees. These fees may change at any time and you will be notified of any changes.

FEE SCHEDULE

One-time enrollment fee in direct purchase plan                  $ 5.00*

Service fees and brokerage commissions for the purchase of Shares, including the reinvestment of dividends, will be paid by Kelly Services

Fees for the Sale of Shares
         Fee on each sale of shares (full or partial)            $15.00
         Trading fees (per shares)                               $ 0.12
Fee for bounced check or rejected automatic deductions           $35.00
Fee for duplicate statements                                     $20.00

* If you are not a record holder, this enrollment fee will apply and will be deducted from your initial investment.

5. Who may participate in the Plan?

All U.S. citizens are eligible to participate, whether or not they are currently shareholders. Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.

ADDITIONAL INVESTMENTS

6. What are the minimum and maximum amounts for additional investments?

The minimum amount for additional investments is $25.00 and the maximum amount is $100,000.00 during any calendar year.

7. How do I make an additional investment?

If you already own Kelly Services, Inc. Class A common stock and are enrolled in the Program and want to make additional purchases, you can authorize an individual automatic deduction from your bank account through Investor ServiceDirect(R) or send a check to the Plan Administrator for each purchase.
If you choose to submit a check, please make sure to include the contribution form from your Program statement and mail it to the address specified on the statement. Or, if you wish to make regular monthly purchases, you may authorize automatic monthly deductions from your bank account. This feature enables you to make ongoing investments in an amount that is comfortable for you, without having to write a check. Additional cash purchases are subject to a minimum purchase requirement of $25 per investment and a maximum of $100,000 annually.

8. May I have additional investments automatically deducted from my bank account?

Yes. You may authorize monthly automatic deductions from an account at a financial institution that is a member of the National Automated Clearing House Association.

..    To initiate this service, you must send an Authorization Form, with the
     "Automatic Deduction Service" section completed, to the Plan Administrator.
..    To change any aspect of the instruction, you must send a revised
     Authorization Form, with the "Automatic Deduction Service" section completed, to the Plan Administrator.
..    To terminate the deductions, you must notify the Plan Administrator.

Initial set-up, changes and terminations to the automatic deduction instructions will be made as soon as practicable. Once effective, funds will be deducted from your designated account on the 15th day of each month, or the next business day if the 15th is not a business day.

9. Will I be charged fees for additional investments?

No. Any service fees or brokerage fees for purchases after the initial purchase will be paid for by Kelly Services.

10. How are payments with "insufficient funds" handled?

If the Plan Administrator does not receive a payment because of insufficient funds or incorrect draft information, the requested purchase will be deemed void, and the Plan Administrator will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance.

In addition, an "insufficient funds" fee of $35.00 will be charged. The Plan Administrator may place a hold on the Plan account until the "insufficient funds" fee is received from you, or may sell shares from your account to satisfy any uncollected amounts.

11. When will shares be purchased?

The Plan Administrator will buy shares on Friday of each week (or the next business day) if your funds are received no later than one business day before that day.

12. What is the price of shares purchased under the Plan?

The purchase price for shares purchased by the Plan Administrator in the open market will be the average weighted price per share paid by the Plan Administrator for all purchases made that week for Plan participants. The purchase price for shares purchased from or sold to Kelly Services will be the average of the high and low sales price reported on the Nasdaq National Market for the day of the transaction.

For automatic monthly purchases, shares will be purchased during the week after the week of the 15th, beginning on Friday of that week, if your enrollment material is received by the last business day of the previous month.

The Plan Administrator will use your investment to purchase as many full shares as possible and will use any amount remaining to purchase a fraction of a share.

DIVIDENDS

13. Must my dividends be reinvested automatically?

No. You may elect partial or no reinvestment of your dividends by completing the appropriate form obtained from the Plan Administrator. Unless you make an election, all cash dividends on shares you hold outside of the Plan will be paid to you, and dividends on shares in your Plan account will be reinvested automatically in additional shares of Kelly Services Class A Common Stock. If you choose partial investment, you must identify the percentage of shares in your account on which you would like to receive cash payments for dividends.

14. When will my dividends be reinvested and at what price?

The reinvestment of your dividends will generally be completed within one week of the dividend payment date. The price of shares purchased with the dividends will be the weighted average price of all shares purchased with reinvested dividends.

SOURCE OF STOCK

15. What is the source of Kelly Services stock purchased through the Plan?

At Kelly Services' option, share purchases will be made in the open market or directly from Kelly Services. Share purchases on the open market may be made on any stock exchange where Kelly Services Class A Common Stock is traded or by negotiated transactions on such terms as the Plan Administrator may reasonably determine. Neither Kelly Services nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by the Plan Administrator.

SALE OF SHARES

16. How do I sell my shares?

You can sell some or all of the Plan shares you hold in book-entry form by providing written instructions to the Plan Administrator. Each account statement you receive will have a form for this purpose. You can also sell your shares by calling the Plan Administrator.

The Plan Administrator will sell shares daily. The sale price for your shares will be the average weighted price per share received by the Plan Administrator for all sales made that day for Plan participants. A $15.00 service charge and a service fee of $.12 per share, which includes brokerage commissions, will be deducted from your sale proceeds.

Please note that the Plan Administrator is not able to accept instructions to sell on a specific day or at a specific price.

If you prefer, you can withdraw shares from the Plan, at no cost to you, and sell them through a broker of your own choosing. Shares will normally be mailed to you within two business days of receipt of your instructions. If you sell a portion of your shares, the Plan Administrator will continue to reinvest the dividends on the percentage of shares previously authorized by you.

HOW SHARES ARE HELD

17. How does the safekeeping service (book-entry shares) work?

All shares of Kelly Services stock that are purchased through the Plan will be held by the Plan Administrator and registered in book-entry form in your Plan account on the records of the Plan Administrator. If you hold Kelly Services Class A Common Stock certificates outside the Plan you may also, at any time, deposit those certificates for safekeeping with the Plan Administrator, and the shares represented by the deposited certificates will be included in book-entry form in your Plan account.

18. How do I deposit my Kelly Services stock certificates with the Plan Administrator?

If you own Kelly Services, Inc. Class A common stock in certificate form, you may deposit your certificates for those shares with the Administrator, free of charge. The Administrator will provide mail loss insurance coverage for certificates with a value not exceeding $100,000 in any one shipping package that is mailed to its address at 85 Challenger Road, Ridgefield Park, NJ 07660 by USPS registered mail or by any of the following overnight couriers: Airborne, DHL, Emery, ExpressMail, FedEx, Purolator, TNT and UPS.

Note: Mail loss insurance covers only the replacement of shares of stock and in no way protects against any loss resulting from fluctuations in the value of such shares.

19. Are there any charges associated with this custodial service?

No. There is no cost to you either for having the Plan Administrator hold the shares purchased for you through the Plan or for having the Plan Administrator deposit the stock certificates you hold into your account.

20. How can I receive a stock certificate?

Normally, stock certificates for shares purchased under the Plan will not be issued; rather shares will be registered in the name of the Plan Administrator or its nominee and credited to your Plan account. However, you may request a stock certificate by indicating your preference on the stub attached to your account statement and forwarding it to the Plan Administrator. There is no charge for this service. Stock certificates for fractional shares will not be issued under any circumstances.

TRANSFERS OF SHARES

21. Can I transfer shares that I hold in the Plan to someone else?

Yes. You may transfer ownership of some or all of your Plan shares by sending the Plan Administrator written transfer instructions. Your signature must be "Medallion Guaranteed" by a financial institution. Most banks and brokers participate in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing is in fact the owner of the participant's account.

You may transfer shares to new or existing Kelly Services shareholders. However, a new Plan account will not be opened for a transferee as a result of a transfer of less than one full share. If you are opening a new Plan account for a transferee, you must include an Authorization Form with the transfer instructions. If no indication is given, the new Plan account will be coded for full dividend reinvestment.

WITHDRAWAL FROM THE PLAN

22. How do I close my Plan account?

You may terminate your participation in the Plan either by giving written notice to the Plan Administrator or by completing the appropriate section of your account statement and returning it to the Plan Administrator. Upon termination, you must elect either to receive a certificate for the number of whole shares held in your Plan account and a check for the value of any fractional shares, or to have all of the shares in your Plan account sold for you as described above and pay applicable fees and commissions.

The Plan Administrator will send you your proceeds, without interest, or your certificates as soon as is practicable. If a notice of withdrawal is received on or after the record date, but before the related dividend payment date, the Plan Administrator will not process your request until after the dividend reinvestment has posted to your account. Thereafter, cash dividends on shares you physically hold will be paid out to you and not reinvested in Kelly Services Class A Common Stock.

ADMINISTRATION

23. Who administers the Plan?

The Plan is administered by Mellon Bank N.A., the service provider for Mellon Investor Services, Kelly Services' stock transfer agent. As Plan Administrator, Mellon acts as agent for Plan participants and keeps records, sends statements and performs other duties relating to the Plan.

Purchase and sales of Kelly Services Class A Common Stock under the Plan are made by an independent broker-dealer acting as purchasing agent for Plan participants. To the extent required by applicable law in certain jurisdictions, shares offered under the Plan are offered through an independent broker-dealer.

24. How do I contact the Plan Administrator?

Enrollment, purchase or sale of share requests and other transactions or services offered by the Program should be directed to the Administrator through the following:

                                    Internet

    You can enroll in the Program, obtain information, and perform certain transactions on your Kelly Services, Inc. account on-line via Investor ServiceDirect(R). To gain access, you will require a password which you may establish when you visit the website. If you have forgotten your password, call 1-877-978-7778 to have it reset.

To access Investor ServiceDirect(R) please visit the Mellon Investor Services website at:

                             www.melloninvestor.com

                                   Telephone

    Telephone shareholder customer service, including sale of shares, toll-free within the United States and Canada:

                                 1-866-249-2607

International Telephone Inquiries:

                                 1-201-329-8660

    An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays).

                                   In Writing

    You may also write to the Administrator at the following address:

                Mellon Bank, N.A.
                c/o Mellon Investor Services
                P.O. Box 3338
                South Hackensack, NJ 07606-1938

    Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Kelly Services, Inc. on all correspondence.

When communicating with the Plan Administrator, you should have available your account number and taxpayer identification number.

25. What kind of reports will be sent to participants in the Plan?

You will receive a quarterly statement of account activity. Supplemental account statements will be provided for any month in which you make a cash investment or deposit or transfer or withdraw shares. You will also receive transaction statements promptly after each sale of shares under the Plan. You should retain these statements in order to establish the cost basis of shares purchased under the Plan for income tax and other purposes. Duplicate statements will be provided upon request at a cost of $20.00 for each request.

ADDITIONAL INFORMATION

26. How would a stock split or stock dividend affect my account?

Any shares resulting from a stock split or stock dividend paid on shares held in custody for you by the Plan Administrator will be credited to your book-entry position. Of course, you may request a certificate at any time for any or all of your shares.

27. Can I vote my Plan shares?

Under the Plan, participants may purchase only shares of Kelly Services Class A Common Stock. As a general rule, shares of Class A Common Stock are non-voting. As a result, you will generally not be sent a proxy statement in connection with meetings of Kelly Services shareholders, including the annual meeting, and will not be entitled to vote at those meetings.

Under the Delaware General Corporation Law, however, there are certain conditions where shares of Class A Common Stock would have a right to vote. Please refer to the Section below entitled "Description of Capital Stock Voting" for more information on the limited voting rights of shares of Class A Common Stock. In that case, you will be sent a proxy statement, together with a proxy card. This proxy card, when duly signed and returned, will be voted as you indicate. Fractional shares will be aggregated and voted in accordance with the participant's directions. If the proxy card is not returned or if it is returned unsigned, the shares will not be voted.

28. Can the Plan be changed?

We may add to, modify or discontinue the Plan at any time. We will send you written notice of any significant changes.

Upon discontinuance of the Plan, we will return to you any uninvested automatic deductions from your bank account, any uninvested optional cash investments or initial investment, issue free of charge a certificate for full shares credited to your account and pay you in cash for any fractional shares credited to your account.

29. What are the responsibilities of Kelly Services and the Plan
Administrator?

Neither Kelly Services nor the Plan Administrator, Mellon Bank N.A., will be liable for any act, or for any failure to act as long as they have made good faith efforts to carry out the terms of the Plan, as described in this Prospectus and on the forms that accompany each investment or activity.

Participants should recognize that neither Kelly Services nor the Plan Administrator can promise a profit or protect against a loss on the Class A Common Stock purchased under the Plan.

Although the Plan provides for the reinvestment of dividends, the declaration and payment of dividends will continue to be determined by Kelly Services Board of Directors at its discretion, depending upon future earnings, the financial condition of Kelly Services and other factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.

FEDERAL INCOME TAX CONSEQUENCES

You should consult with your tax advisor for a complete analysis of the tax consequences of participating in the Plan. Cash dividends reinvested under the Plan will be taxable for U.S. Federal income tax purposes as having been received by you even though you have not actually received them in cash. You will receive an annual statement from the Plan Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service as dividend income.

You will not realize a gain or loss for U.S. Federal income tax purposes upon a transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize a gain or loss when shares are sold. The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis thereof. In order to determine the tax basis for shares in your account, you should retain all account and transaction statements.

Plan participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends paid on shares held in the Plan. The Plan Administrator is required to withhold from dividends paid the appropriate amount determined in accordance with Internal Revenue Service regulations. Where applicable, this withholding tax is determined by treaty between the U.S. and the country in which the participant resides. In addition, dividends paid on shares in Plan accounts are subject to the backup withholding provisions of the Internal Revenue code. Accordingly, the amount of any dividends, net of the applicable withholding tax, will be credited to participant Plan accounts for investment in additional shares of Kelly Services Class A Common Stock.

USE OF PROCEEDS

Kelly Services will receive proceeds from the purchase of Class A Common Stock pursuant to the Plan only to the extent that such purchases are made directly from it, and not from open market purchases by the Administrator. Proceeds received by Kelly Services (the amount of which cannot be estimated) will be used for general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock. This description includes not only our Class A Common Stock, but also our Class B Common Stock, which affect the Class A Common Stock. This description summarizes some of the provisions of our Certificate of Incorporation, a copy of which has been filed as exhibit 3.2 to our quarterly report on Form 10-Q for the quarter ended June 30, 1996, which form is incorporated in this registration statement by reference. If you want more complete information, you should read the provisions of our Certificate of Incorporation that are important to you. Our authorized capital stock consists of 100,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock. As of March 22, 1999, we had outstanding 32,270,788 shares of Class A Common Stock and 3,567,329 shares of Class B Common Stock.

Rights to Dividends and on Liquidation.

Each share of Class A Common Stock and Class B Common Stock is entitled to share equally in dividends when and as declared by our Board of Directors; provided, that (1) no cash dividend payable on the shares of the Class B Common Stock can be declared unless the Board of Directors at the same time declares a cash dividend on the shares of the Class A Common Stock at a rate which is not less than the rate of the cash dividend payable on the shares of the Class B Common Stock (but a cash dividend may be declared on the Class A Common Stock without declaring a cash dividend on the Class B Common Stock), and (2) no dividend payable in shares of the Class B Common Stock can be declared on the Class A Common Stock (but a dividend payable in shares of Class A Common Stock may be declared on the Class A Common Stock or the Class B Common Stock and a dividend payable in shares of Class B Common Stock may be declared on the Class B Common Stock). Upon liquidation, each share of Class A Common Stock and Class B Common Stock is entitled to share equally in our assets available for distribution to the holders of those shares.

Voting.

All voting power is vested exclusively in the holders of Class B Common Stock. Except as provided in the Delaware General Corporation Law, shares of Class A Common Stock have no voting rights. Under the Delaware General Corporation Law, however, under certain conditions shares of Class A Common Stock would have a right to vote on a proposal to amend Kelly Services' Certificate of Incorporation, a merger or consolidation of Kelly Services, a proposal to sell, lease or exchange all or substantially all of the assets of Kelly Services, or a proposal to voluntarily dissolve Kelly Services.

Conversion of Class B Common Stock.

Each share of Class B Common Stock is convertible, at the option of the shareholder and at any time, into one share of Class A Common Stock.

Preemptive Rights.

Holders of Class B Common Stock have the preemptive right to purchase additional shares of Class B Common Stock (or any other voting stock or any security convertible into voting stock) issued at anytime by Kelly Services. Holders of Class A Common Stock do not have preemptive rights to purchase additional securities if Kelly Services issues additional securities.

EXPERTS

The financial statements incorporated in this prospectus by reference to the 1998 Annual Report on Form 10-K of Kelly Services, Inc. for the year ended January 3, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said form as experts in accounting and auditing.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware and the Certificate of Incorporation and By-laws of Kelly Services provide for indemnification of directors and officers and other persons in certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Kelly Services pursuant to the foregoing provisions, Kelly Services has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

         . Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at www.sec.gov.

         . Stock Market. Shares of Kelly Services Class A Common Stock are traded as "National Market Securities" on the Nasdaq National Market. Material filed by Kelly Services can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         . Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the

SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

         1. Kelly Services' Annual Report on Form 10-K for the year ended January 3, 1999.

         2. The description of the Class A Common Stock of Kelly Services, Inc., which is contained in the registration statement of Kelly Services, Inc. filed on Form 8-A, dated June 14, 1984.

         3. Kelly Services' Proxy Statement on Form 14A for its 1999 annual meeting.

         4. Kelly Services' Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

You may request free copies of these filings by writing or telephoning us at the following address:

                              Kelly Services, Inc.

                            999 West Big Beaver Road

                              Troy, Michigan 48084

                           (248) 362-4444

                             Attn: James Polehna